UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

(Commission File Number: 1-34429)

PAMPA ENERGÍA S.A.

(Exact Name of the Registrant as Specified in the Charter)

Pampa Energy Inc.

(Translation of Registrant’s Name into English)

Maipú 1

C1084ABA

Buenos Aires

Argentina

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of Results

PAMPA ENERGÍA S.A.

Mandatory Tender Offer and Voluntary Exchange Offer

for PETROBRAS ARGENTINA S.A.

Pampa Energía S.A. (“Pampa Energía” or the “Company”) announces the results of the mandatory tender offer (the “Mandatory Tender Offer”) and the voluntary exchange offer (the “Voluntary Exchange Offer” and, together with the Mandatory Tender Offer, the “Offer”) directed to all of the shareholders holding ordinary, outstanding Class “B” common shares, with a nominal value of one Argentine peso (AR$1) each and one vote per share, of Petrobras Argentina S.A. (“Petrobras Argentina”). The terms and conditions of the Offer are detailed in the prospectus dated October 6, 2016 (the “Prospectus”), and the announcement of the commencement of the Offer also dated October 6, 2016 (the “Announcement of the Commencement of Mandatory Tender Offer”), which was published in the Daily Bulletin of the Stock Exchange of Buenos Aires exercising the authority delegated by the Stock Exchange in accordance with Resolution N°17,501 of the Argentine National Securities Commission (the “CNV”) also on October 6, 2016, on the website of the CNV (www.cnv.gob.ar) in the section entitled “Financial Information,” and on the website of the Company (www.pampaenergia.com). The capitalized terms used herein but otherwise not defined have the meaning given to them in the Prospectus.

According to the provisions of the Prospectus following the expiration of the Offer on November 14, 2016, the Company reported the following results of the Offer:

1)	Mandatory Tender Offer:

•	Quantity of PESA Shares validly tendered and not withdrawn: 311,669,706 PESA Shares
•	Amount to be paid by the Company: Ps. 3,233,105,695
•	Settlement Date: November 23, 2016

There were no PESA ADSs that were validly tendered into the Mandatory Tender Offer.

2)	Voluntary Exchange Offer:

•	Quantity of PESA Shares legally tendered and not withdrawn: 53,862,567 PESA Shares
•	Quantity of new Pampa Shares to be issued: 28,294,006 Pampa Shares
•	Settlement Date: November 21, 2016

The results of the concurrent international voluntary exchange offer of PESA ADSs:

•	Quantity of PESA ADS legally tendered and not withdrawn: 21,388,145 PESA ADSs
•	Quantity of Pampa ADSs to be issued: 4,493,649 Pampa ADSs, representing 112,341,225 Pampa Shares
•	Total new Pampa Shares to be issued in Voluntary Exchange Offer: 140,635,231 Pampa Shares

As a result of the Offer (and following settlement), Pampa will be a direct or indirect holder of PESA Shares (including PESA Shares underlying PESA ADSs) representing 90.4% of the equity and votes of Petrobras Argentina.

The offer price and the new Pampa Shares will be paid or delivered, as applicable, net of withholding taxes, if any.

The authorization to consummate the Offer has been granted through approval of the Board of Directors of the CNV dated September 22, 2016 (approving the consummation of the Offer) and by Resolution N° 18,243 of September 28, 2016 (approving the public offer of New Pampa Shares). These authorizations only signify that the established requirements have been complied with regards to information. The CNV has not approved the content of the Argentine Prospectus.

Argentine Receiving Agent

SBS Trading S.A.

Matrícula ALyC y AN Integral N°53

The date of this Announcement of Results is November 15, 2016

________________________________

Victoria Hitce

Authorized Representative

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2016

PAMPA ENERGÍA S.A.

By: /s/ Ricardo Torres
Name: Ricardo Torres Title: Co-Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.